Exhibit 99.1

FOR IMMEDIATE RELEASE	25 JULY 2006

WORLD GAMING PLC
 (TIDM:WGP)

RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2006

The Board of World Gaming plc (“World Gaming”), whose subsidiary companies (the “Group”) operate internet gaming sites and licenses software and services to third party operators, is pleased to announce the Group’s second quarter and first half year results for the three and six months ended 30 June 2006.

HIGHLIGHTS — SIX MONTHS ENDED 30 JUNE 2006

•                  Operating profit before goodwill amortisation for the first half year of 2006 of $8.9m compared to $1.0m for the first half of 2005.

•                  Growth in proforma* net win after bonus deductions from operations of 39.3% to $17.4m.

•                  31,288 new customers added in the six months representing a 24% increase in new customers compared to the first half of 2005*.

•                  Two new licensees signed and expected to launch in August 2006.

•                  Strong cross-sell with 35.6% of sports bettors expanding their play to casino gaming and poker products in the period.

HIGHLIGHTS — THREE MONTHS ENDED 30 JUNE 2006

•                  Operating profit before goodwill amortisation for the quarter of $1.9m compared to $0.2m for the second quarter of 2005.

•                  Growth in proforma* net win after bonus deductions from operations of 40.0% to $6.9m.

•                  Growth in new customers over 3 times the rate of growth in the second quarter of 2005* partially supported by growth from the World Cup.

•                  Average yield per unique active player of $1,540 at 30 June 2006 up from $1,472 at 30 June 2005.

World Gaming plc CEO, Daniel Moran said: “Similar to our first quarter, growth rates from the SPORTSBETTING.COM business have continued at or near 40% across all key performance indicators. The Group has recorded strong growth in its seasonally slowest April - June trading quarter, complemented by the World Cup. The growth in revenues has been preserved through a scalable business model that has invariably delivered strong earnings growth. We look to maintain organic growth levels in addition to continuing to seek further acquisition opportunities both strategic in terms of geography or product and scalable as complementary to our existing strong operating business. The Group continues to closely monitor recent events in the United States.”

* Assuming that the SPORTSBETTING.COM business had been owned throughout 2005 for comparative purposes.

—ENDS—

Enquiries:

WORLD GAMING PLC	Tel: +1 888 883 0833
Daniel Moran, Chief Executive

COLLEGE HILL	Tel: 020 7457 2000
Matthew Smallwood
Jamie Ramsay

DANIEL STEWART & COMPANY PLC	Tel: 020 7776 6550
Ruari McGirr

The Company’s Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States or to a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

FULL STATEMENT ATTACHED

CHIEF EXECUTIVE’S STATEMENT

Introduction

A successful second quarter of 2006 has rounded off an excellent first half year for the Group. Strength in key performance indicators and sports margins that were experienced in the first quarter of 2006 have continued into the second quarter of 2006 and this has delivered strong earnings growth for the Group.

Underpinning the robust growth has been a consistent pattern of strength in player activity, deposit volumes, wagering volumes and net win, the combination of which validates the stability in revenue. Consistent with the Group’s scalable business model, operating profit margins on gross profit of 47% were maintained through the first half.

As at the end of the first half, the Group had paid down $9.0m of its $40m Barclays loan facility and continued to maintain an unutilised $5m revolving facility.

During the first half, the Group signed two new licensees that are expected to launch in the third quarter of 2006.

The Group has concentrated efforts in the second quarter on implementing robust software and hardware upgrades. These efforts will continue through July and are building greater system speed and capacity in support of future growth.

The third and fourth quarters are seasonally the busiest periods in player activity and we are eager to continue converting this activity into strong growth in earnings.

Financial Results

Currency amounts set forth in this statement are in U.S. dollars.

Three and six months ending 30 June 2006

Turnover for the quarter ended 30 June 2006 increased by $55.7m to $57.9m compared to $2.2m for the same period last year. Turnover for the six months ended 30 June 2006 increased by $130.4m to $135.2m compared to $4.8m for the same period last year. The increase in turnover is wholly attributable to the Sportsbetting Transaction effective 1 October 2005 at which time the Group acquired all of the business and assets of its then largest licensee whose leading brand is SPORTSBETTING.COM (hereinafter referred to the “Operating division”).

The Group’s two key revenue streams are:

1.               Operations, representing revenue derived from its wholly-owned internet gaming sites; and

2.               Royalties and fees which includes royalties charged to the Group’s continuing licensees plus hosting fees charged to Sportingbet plc (“Sportingbet”) for hosting services provided from its wholly-owned hosting infrastructure.

Turnover from operations, representing gross sports and horse racing wagers and net casino and poker win was $57.2m before netting of customer bonuses of $0.7m for the quarter ended 30 June 2006, compared to $nil for the same period in 2005. For the six months ended 30 June 2006, turnover from operations was $133.2m before netting of customer bonuses of $1.1m compared to $nil for the same period last year. For comparative purposes, the proforma growth in turnover in the Operating division was 39.2% to $57.2m from before netting of customer bonuses of $0.7m for the quarter ended 30 June 2005 and 36.3% to $133.2m before netting of customer bonuses of $1.1m for the six months ended 30 June 2006.

Turnover from new and continuing licensees on a like-for-like basis grew by $0.1m to $0.7m representing a 12.4% growth in licensing revenue for the quarter ended 30 June 2006. For the six months ended 30 June 2006, like-for-like licensing revenue grew $0.5m to $1.8m representing a 36.0% growth in licensing revenue for the year to date. Overall turnover from royalties and fee income decreased by 36.4% or $0.8m to $1.4m for the quarter ended 30 June 2006 and 35.7% or $1.7m to $3.1m for the six months ended 30 June 2006. The reduction is attributable to the Group no longer receiving software royalties from the SPORTSBETTING.COM business as a result of the acquisition.

Gross profit increased $6.0m to $7.5m for the quarter ended 30 June 2006 compared to $1.5m for the same quarter last year. For the six months ended 30 June 2006, gross profit increased $15.5m to $18.9m compared to $3.4m for the same period last year.

On a proforma basis gross profit from the Operating division grew 40.0% to $6.9m in the quarter after deducting $0.7m of customer bonuses and jackpot transfers. For comparative purposes, the proforma gross profit contribution from the Operating division for the quarter ended 30 June 2005 was $4.9m after deducting $0.4m in customer bonuses and jackpot transfers. For the six months ended 30 June 2006, proforma gross profit grew 39.3% to $17.4m after deducting $1.3m in customer bonuses and jackpot transfers.

The total gross margin percentage for the quarter ended 30 June 2006 was 12.7% compared to 68.7% for the same period last year. Gross margin percentage for the six months ended 30 June 2006 was 14.0% compared to 70.0% for the same period last year. The considerable change resulted from the significant change in revenue mix as a result of the acquisition of SPORTSBETTING.COM.

On a proforma basis the gross margin percentage for the Operating division for the quarter ended 30 June 2006 was 12.2% compared to 12.1% for the quarter ended 30 June 2005. The proforma gross margin percentage for the six months ended 30 June 2006 was 13.2% compared to 12.9% for the comparative period of 2005. The increase is attributable to strong win margins on sports throughout the quarter and six months and the contribution of net poker rake for the quarter and six months ended 30 June 2006 of $0.8m and $1.8m respectively compared to $nil in both corresponding periods of 2005.

Operating expenses before goodwill amortisation increased by $3.5m to $4.7m during the quarter ended 30 June 2006 compared to $1.2m for the same period last year. For the six months ended 30 June 2006 operating expenses before goodwill amortisation increased by $7.7m to $10.1m. The increase is wholly attributable to Operating division costs not included in the comparative period. Costs associated with operations, primarily consisting of transaction processing, customer service and marketing, contributed $3.2m of total operating expenses in the quarter and $7.2m to total operating expenses for the year to date.

Operating profit before goodwill amortisation for the quarter ended 30 June 2006 increased by $2.6m to $2.8m compared to $0.2m for the comparative period in 2005. For the six months ended 30 June 2006, operating profit before goodwill amortisation increased $7.9m to $8.9m compared to $1.0m for the comparative period in 2005. The increase is attributable to the profit contribution from the Operating division as well as increase in like-for-like royalty and fee revenue.

Goodwill amortisation for the quarter and six months ended 30 June 2006 was $0.9m and $1.8m respectively, compared to $nil for the comparative periods in 2005. Finance costs, representing net interest and loan cost amortisation, was $0.7m for the quarter and $1.4m for the six months ended 30 June 2006 compared to income of $0.1m in each of the comparative periods of 2005.

Other income of $0.5m in the quarter ended 30 June 2006 represents a gain on sale in respect of certain redundant Oracle licenses held by the Group. These funds are in the process of being reinvested in the Group’s hosting facility.

Profit after tax for the quarter ended 30 June 2006 increased $1.3m to $1.6m from $0.3m for the quarter ended 30 June 2005. Profit after tax for the six months ended 30 June 2006 increased $4.9m to $6.1m from $1.2m for the six months ended 30 June 2005.

Basic earnings per share before goodwill amortisation per participating ordinary share for the quarter ended 30 June 2006 was 4.6 cents (3.0 cents after goodwill amortisation) compared to 1.3 cents (1.3 cents after goodwill amortisation and exceptional items) for the same quarter in 2005. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective 1 October 2004.

For the six months ended 30 June 2006, basic earnings per share before goodwill amortisation per participating ordinary share was 14.6 cents (11.3 cents after goodwill amortisation) compared to 3.4 cents (3.4 cents after goodwill amortisation and exceptional items) for the comparative period in 2005.

On a fully diluted basis earnings per share before goodwill amortisation per participating ordinary share for the quarter ended 30 June 2006 was 4.2 cents (2.7 cents after goodwill amortisation) compared to 1.1 cents (1.1 cents after goodwill amortisation) for the same quarter in 2005.

For the six months ended 30 June 2006, fully diluted earnings per share before goodwill amortisation per participating ordinary share was 13.2 cents (10.2 cents after goodwill amortisation) compared to 3.0 cents (3.0 cents after goodwill amortisation) for the comparative period in 2005.

At the end of the second quarter of 2006, the Group paid down a further $3.0m of its loan facilities in addition to the $6m paid down in the first quarter of 2006. The Group’s $5m revolving credit facility remains unutilised. A further $10m is scheduled to be repaid throughout the third and fourth quarters of 2006.

Review of Operations

Operating Division (SPORTSBETTING.COM)

The Operating division added 31,288 new customers in the first half of 2006; 19,360 new customers in the first quarter and 11,928 in the seasonally slower second quarter of 2006. The customer number increases for the year to date represent 24% increase in new customer sign-ups compared to 25,222 new customers for the six months to 30 June 2005. The Group expects that sign up rates will increase again as we enter the seasonally busier second half of the year. Of these new customers 48% were converted to new active betting customers compared to 46% for the six months ended 30 June 2005.

New customer sign up rates for the second quarter of 2006 grew over 3 times faster than growth rate of 2005. The addition of players signing up for World Cup betting boosted these growth rates in the quarter.

The Group is compliant with the KPI harmonisation definitions released on 6 July 2006, see “KPI Harmonisation” below.

New player cost per acquisition, excluding retention bonuses to existing players for the six months to 30 June 2006 were $101 compared to $100 in 2005. Inclusive of retention bonuses and rebates to existing players, new active customer acquisition costs were $164 in the six months to 30 June 2006 compared to $146 in 2005. The increase in customer acquisition costs inclusive of existing player retention bonuses is the result of growth in player activity driving higher loyalty bonuses in the period.

The Group has successfully integrated the majority of the marketing function of the SPORTSBETTING.COM acquisition while maintaining highly efficient customer acquisition costs. The Board believes that the strength of the SPORTSBETTING.COM brand together with maintaining its established marketing relationships will continue to drive its efficient customer acquisition costs.

The average yield per unique active player on a rolling annual basis was $263 as at 30 June 2006 compared to $266 as at 30 June 2005.  The average life of a customer as at 30 June 2006 was approximately 527 days compared to 498 days as at 30 June 2005. The average lifetime value of a customer at 30 June 2006 on a rolling twelve month basis was approximately $1,540.

Sports margins including horse racing in the second quarter ended 30 June 2006 were 7.0% (2005: 7.0%) and for the six months ended 30 June 2006 were 8.3% (2005: 8.2%).

Gaming margins in the second quarter ended 30 June 2006 were 2.1% (2005: 2.2%) and for the six months ended 30 June 2006 were 2.1% (2005: 2.2%).

SPORTSBETTING.COM’s poker product, launched in the middle of 2005, yielded revenue before commissions of $1.4m (2005: $nil) for the quarter ended 30 June 2006 bringing total poker revenue before commissions for the year to date to $2.7m (2005: $nil). Continued growth in poker has been derived primarily from cross-selling the sports betting product.

The Operating division continued to deliver strong cross-sell from sports betting players with an average 35.6% (2005: 35.3%) of players in the six months to 30 June 2006 placing a sports wager going on to place a bet on a gaming product or poker. This yielded $5.5m (2005: $4.8m) of gaming revenue and $1.5m (2005: $0.1m) of poker revenue for the Group in the period. The cross-sell of products within the database is enhanced by the Group’s single player account status across all products.

Growth in the Group’s 3-card poker product that was launched in March 2006 has been encouraging.

KPI Harmonisation

Consistent with the recently issued KPI harmonisation definitions released by its industry peers, the Group confirms that all references to key performance indicators for the current and future reporting periods are compliant with these definitions. As a result of adopting these definitions there is only one change required to the Group’s cost per acquisition key performance indicator. All bonus costs, whether new player bonuses or player retention bonuses are now included in the cost per acquisition key performance indicator. In prior periods, it should be noted that, consistent with several industry peers, and the Group’s accounting treatment to net such costs against revenue, these were excluded from customer acquisition costs.

The Group has set out in the table below restated active customer acquisition costs for all periods it has reported. In restating the customer acquisition costs it should be noted that of the bonus amounts included in the cost per acquisition, approximately 84% of total bonus amounts relate to customer retention throughout the reported periods. For the purposes of KPI harmonisation, all of these retention bonuses from programs such as “casino comp’s” that are only available to existing customers, are now applied entirely against new customers.

	Q4 2005		Q1 2006		H1 2006
	Reported	Restated(2)	Reported	Restated(2)	Reported(1)	Restated(2)
Current	$101	$146	$76	$119	$89	$164
Comparative	$108	$147	$79	$141	$91	$146

(1)             proforma for comparative purposes.

(2)             Inclusive of all retention bonuses/rebates representing 84% of total bonuses.

Licensing Division

During the first half, the Group added two new licensees. These licensees are expected to launch in August 2006. No immediate material revenue is expected from these new licensees.

Growth in the European white-label site launched in the first six months of 2006 has been encouraging. The Group continues to monitor further licensing and white-label opportunities.

Consistent with the Board’s strategy, the Group expects to continue to sign an average of one quality licensee per quarter, thus further leveraging its highly scalable software and infrastructure resources.

Regulatory Developments

Over the past several years, authorities in certain jurisdictions, such as the United States, have taken steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as the Group’s.

Recently, two separate pieces of proposed legislation (one authored by Congressman Leach and the other by Congressman Goodlatte) were merged into one piece of proposed legislation.  The merged legislation took the number and title of Congressman Leach’s original bill and is now known as H.R. 4411, the Unlawful Internet Gambling Enforcement Act of 2006 (the “Bill”).  During the week of July 10, 2006 in the United States, the proposed Bill was introduced for consideration and vote to the full House of Representatives where it was debated for over three and a half hours with much of discussion concerning certain “carve-outs” to certain US domestic groups that undertake US domestic gaming activities (horseracing and lotteries) and some of the impracticalities of enforcement. Eventually, a vote was held where the Bill was approved by 317-93.

The Bill having passed the House of Representatives now moves over to the US Senate for consideration, where it will have to follow a process similar to that of the House of Representatives.  Once the Bill has been introduced in the Senate, it is referred to various committees/sub-committees, where it will be considered and possibly amended.  The Bill, with any amendments, if it were to be reported out by the appropriate committee(s) would then be sent to the Senate floor where it would be debated and voted upon. If a bill were to pass the Senate, assuming there are differences in the two versions of the Bill, (one from the House of Representatives and one from the Senate), are then sent to a conference committee, resulting in a compromise bill which is sent back to each chamber for final approval.  Once approved, the President would be asked to sign the final version into law.  Obviously, we will continue to monitor developments closely.

In November 2004, the World Trade Organisation (“WTO”) held that the US was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access US markets. The decision was appealed and the WTO ruled that the US had shown that its laws prohibiting gambling are “necessary to protect public morals or maintain public order” but had failed to demonstrate, in light of its laws in respect of on-line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing.  Consequently, the WTO recommended that the US bring its laws into conformity with its obligations under international trade rules.  Pursuant to the report of the arbitrator circulated in August 2005, the US was given until 3 April 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws.  This date has now passed and the US has not taken action to change the US domestic laws that the WTO panel identified as in violation of the US’s GATS commitments.  It remains to be seen what effect, if any, will result from this inaction on Internet Gambling policy in the US and whether the “Carveouts” in H.R. 4411, that are seen by some to further enhance the protection of the Horse Racing Industry and their acceptance of wagers on the Internet, will be considered by the Senate during its debates on Internet Gambling policy later this year.

Trading Outlook

The first three weeks of the third quarter of 2006 have continued to demonstrate growth in all key performance indicators broadly in-line with the year to date. July is historically the quietest trading month in the year and the Group continues to utilise this time to carry out software and infrastructure upgrades to its operating platform.

Trading throughout the first half of 2006 has been underpinned by strong key performance indicators. Provided these same robust indicators are maintained through the second half of 2006, it is likely that full year results will exceed management’s expectations.

The Group continues to closely monitor developments in respect of the passage of the Bill described above and, more recently, actions taken by U.S. authorities in respect of BetonSports. Any material developments are expected to promptly be communicated by the Group.

The Group expects to report its results for the third quarter and nine months ended 30 September 2006 on 25 October 2006.

Daniel Moran
Chief Executive

World Gaming plc
Unaudited Consolidated Profit and Loss Account
Three and six months ended 30 June 2006 and 2005
(Currency amounts in U.S. dollars)

	Note	3 months 30 June 2006	3 months 30 June 2005	6 months 30 June 2006	6 months 30 June 2005
		$’000	$’000	$’000	$’000
TURNOVER	2	57,896	2,165	135,158	4,800

Cost of sales		(50,359)	(678)	(116,209)	(1,439)

GROSS PROFIT		7,537	1,487	18,949	3,361

Goodwill amortisation		(905)	—-	(1,786)	—

Other administration expenses		(4,711)	(1,240)	(10,056)	(2,326)

Total administration expenses		(5,616)	(1,240)	(11,842)	(2,326)

Operating profit before goodwill amortisation		2,826	247	8,893	1,035
Goodwill amortisation		(905)	—	(1,786)	—

Operating profit before finance costs and extraordinary items		1,921	247	7,107	1,035

Other income		458	—	458	—

Finance costs	5	(734)	81	(1,428)	128

Profit before tax		1,645	328	6,137	1,163

Taxation		—	—	—	—

Profit for the financial period		1,645	328	6,137	1,163

Earnings per ordinary share (cents)	3
Basic		3.0	1.3	11.3	3.4
Diluted		2.7	1.1	10.2	3.0

Earnings per share adjusted (cents)	3
Basic		4.6	1.3	14.6	3.4
Diluted		4.2	1.1	13.2	3.0

World Gaming plc
Consolidated Balance Sheets
As at 30 June 2006 and 31 December 2005
(Currency amounts in U.S. dollars)

	Note	30 June 2006	31 December 2005
		(unaudited)
		$’000	$’000
FIXED ASSETS
Intangible assets - goodwill		84,036	85,662
Tangible assets		1,386	1,231
		85,422	86,893

CURRENT ASSETS
Debtors		6,877	9,601
Prepayments and accrued income		830	989
Consideration recoverable		—	3,481
Cash at bank and in hand		7,140	7,605
		14,847	21,676

CREDITORS: Amounts falling due within one year
Bank loans	5	19,506	14,711
Other creditors and accruals		7,299	9,659
Deferred consideration		—	3,600
		26,805	27,970
NET CURRENT (LIABILITIES)/ASSETS		(11,958)	(6,294)

TOTAL ASSETS LESS CURRENT LIABILITIES		73,464	80,599

CREDITORS: Amounts falling due after more than one year
Bank loans	5	10,609	24,396
PROVISION FOR LIABILITIES AND CHARGES		—	—

NET ASSETS		62,855	56,203

CAPITAL AND RESERVES
Called up share capital		214	197
Share premium account		36,739	27,793
Shares to be issued		—	8,440
Deferred compensation reserve		567	567
Merger reserve		23,528	23,528
Profit and loss account		1,807	(4,322)

SHAREHOLDERS’ FUNDS		62,855	56,203

World Gaming plc
Unaudited Consolidated Cash Flow statement
Six months to 30 June 2006 and 2005
(Currency amounts in U.S. dollars)

	6 months ended 30 June 2006	6 months ended 30 June 2005
	$’000	$’000
Net cash inflow from operating activities	10,399	1,259

Returns on investment and servicing of finance	(1,307)	128

Acquisitions	(554)	—

Capital expenditure	(601)	(125)

Consideration received - Sportingbet	—	3,000

CASH INFLOW/(OUTFLOW) BEFORE FINANCING	7,937	4,262

Financing	(9,045)	(14)

Issue of shares	517	4,325

Net (DECREASE)/INCREASE IN CASH IN THE PERIOD	(591)	8,573

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET FUNDS

(Decrease)/Increase in cash in the period	(591)	8,573

Cash (inflow)/outflow from (increase)/decrease in debt	9,045	14

MOVEMENT IN NET FUNDS RESULTING FROM CASH FLOWS IN PERIOD	8,454	8,587

Currency translation differences	(44)	10
Non-cash movements	—	—
Movement in net funds in period	8,410	8,597

Net funds/(debt) at start of period	(31,502)	7,930

NET (DEBT)/ FUNDS AT END OF PERIOD	(23,092)	16,527

1.             Consolidated statement of total recognised gains and losses

	3 months 30 June 2006	3 months 30 June 2005	6 months 30 June 2006	6 months 30 June 2005
	$’000	$’000	$’000	$’000
Profit for the financial period	1,645	328	6,137	1,163

Currency translation difference on foreign currency net investment	—	10	(8)	(3)

Total recognised gains relating to the year	1,645	338	6,129	1,160

2.             Analysis of turnover

	3 months 30 June 2006	3 months 30 June 2005	6 months 30 June 2006	6 months 30 June 2005
	$’000	$’000	$’000	$’000
Analysis of revenue by activity:

Sports betting & racing	52,702	—	123,608	—
Casino and gaming	3,116	—	6,673	—
Poker rake	1,368	—	2,916	—
Customer bonuses	(667)	—	(1,126)	—
Royalty and fee income	1,377	2,165	3,087	4,800
	57,896	2,165	135,158	4,800

Turnover represents the amount staked in respect of bets placed on sporting and horse racing events and net win in respect of bets placed on casino games and rake for poker games that have concluded in the period. Turnover from royalty and fee income represents royalties charged to licensees of the Group’s software and fees charged for usage of the Group’s infrastructure.

3.             Earnings per share

The calculation of basic earnings per share for the quarter and six months ended 30 June 2006 is based on the profit after tax at 30 June 2006 of $1.6m and $6.1m respectively (2005: $0.3m and $1.2m respectively) and on the weighted average number of ordinary shares in issue of 55,170,747 and 54,355,196 respectively (2005: 34,173,534 in each period).

The calculation of diluted earnings per share for the quarter and six months ended 30 June 2006 is based on the profit after tax at 30 June 2006 of $1.6m and $6.1m respectively (2005: $0.3m and $1.2m respectively) and on the weighted average number of ordinary shares in issue adjusted to assume the exercise of options over shares and the dilutive effect of shares to be issued in respect of the acquisition in the period of 60,947,002 and 60,131,452 respectively (2005: 40,188,905 in each period).

Adjusted basic and diluted earnings per share before goodwill excludes amortisation of goodwill of $0.9m for the quarter and $1.8m for the six months ended 30 June 2006 (2005: $nil).

Earnings per share excludes shares with no voting or economic rights in respect of the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for an aggregate $1 when the Company has retained earnings to do so.

4.             Basis of preparation

There have been no material changes to the accounting policies of the Group as set out in audited 31 December 2005 consolidated financial statements.

5.             Finance costs

	3 months 30 June 2006	3 months 30 June 2005	6 months 30 June 2006	6 months 30 June 2005
	$’000	$’000	$’000	$’000
Interest receivable	56	81	184	128
Interest payable	(667)	—	(1,365)	—
Amortisation of loan agreement fees	(123)	—	(247)	—
	(734)	81	(1,428)	128

Deferred finance costs of $839,455 as at 30 June 2006, netted against the loan balances outstanding at 30 June 2006 are being amortised over the period of the loan agreement.